Via Facsimile and U.S. Mail
Mail Stop 4720

July 24, 2009

Jeffrey D. Miller
Senior Vice President and Chief Financial Officer
Donegal Group Inc.
1195 River Road
Marietta, PA 17547

Re: Donegal Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
File Number: 000-15341

Dear Mr. Miller:

We have reviewed your July 14, 2009 response to our July 2, 2009 letter and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Definitive Proxy Statement filed March 16, 2009

Executive Compensation
Compensation Discussion and Analysis
Our Compensation Philosophy and Objectives, page 15

1.   We have reviewed your response to prior comment 4 regarding how you arrive at the cash available for allocation in your cash incentive compensation program. In the revised disclosure that you have presented, it appears that you have omitted several steps that you describe in your response to prior comment 4. The steps that you have described in your response are below. Please expand your disclosure to include the bolded bullet points previously omitted from this

disclosure and describe the "certain exclusions" that you refer to in the last bullet point.

- The Company first determines the base underwriting income of the Donegal Insurance Group for the year.
- **The Company then adjusts this amount by adding back the amount it has accrued for executive bonuses, a formula-based adjustment for catastrophe losses and a formula-based adjustment for guaranty fund assessments.**
- The Company then adjusts its underwriting income for the year by a variable percentage specified in the incentive plan based on the growth in the Company's net written premium for the year. This percentage ranges from 2.5% for growth in net written premium that is less than 5.0% to 4.5% for growth in net written premium that is 12.0% or greater.
- The Company further adjusts its underwriting income for the applicable year by a variable percentage specified in the incentive plan based on the Company's return on equity for the year. This percentage ranges from 75.0% for a return on equity of less than 7.0% to 150.0% for a return on equity in excess of 15.0%.
- **The Company then multiplies the resulting amount by 5.0% and the product of that multiplication is the executive incentive pool for the applicable year.**
- **The Company reduces the executive officers incentive pool amount by 50.0% for any year in which the Company's surplus decreases by 5.0% or more, subject to certain exclusions.**

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant